06009732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 AND ENDING December 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dahlman Rose & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Park Avenue
(No. and Street)

New York NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Sobel 212-751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Horowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue New York NY 10017
(Address) (City) (State) (Zip Code)

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 23 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dahlman Rose & Company, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

KATHLEEN B. CALABRO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CA6002828
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES 2/17/10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAHLMAN ROSE AND COMPANY, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2005

WITH REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

DAHLMAN ROSE AND COMPANY, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
YEAR ENDED DECEMBER 31, 2005**

I N D E X

Elliot
Horowitz &
Company, LLP

Certified Public
Accountants
675 Third Avenue
New York, New York 10017
Telephone 212/972-7500
Fax 212/972-7050

February 10, 2006

To the Members of
Dahlman Rose & Company, LLC
New York, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Dahlman Rose & Company, LLC (the "Company") as of December 31, 2005 and the related statements of income and changes in members' capital, statement of changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dahlman Rose & Company, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elliot Horowitz & Company, LLP

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$3,594,757
Due from clearing broker	4,180,272
Security deposit with clearing broker	250,000
Receivables from customers	507,461
Securities owned:	
Marketable, at market value	207,710
Not readily marketable, at estimated fair value	461,200
Furniture and equipment and leasehold improvements (net of accumulated depreciation and amortization of $75,065)	206,200
Other assets	247,471
Goodwill	75,000
TOTAL ASSETS	**$9,730,071**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$ 641,559
Securities sold not yet purchased, at market value	616,390
Income taxes payable	152,515
Deferred rent	54,467
TOTAL LIABILITIES	**1,464,931**
MEMBERS' CAPITAL	**8,265,140**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$9,730,071**

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF INCOME AND
CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2005

REVENUES	
Investment banking and advisory fees	$ 6,925,491
Commissions	2,905,369
Trading	1,775,050
Interest and dividend income	151,274
TOTAL REVENUES	**11,757,184**
EXPENSES	
Employee compensation and benefits	3,599,908
Commissions paid to other broker dealers	388,419
Interest expense	51,722
Regulatory fees and expenses	41,342
Other expenses	2,292,036
TOTAL EXPENSES	**6,373,427**
INCOME BEFORE INCOME TAXES	**5,383,757**
INCOME TAXES	230,070
NET INCOME	**5,153,687**
MEMBERS' CAPITAL, JANUARY 1, 2005	**5,126,852**
MEMBERS' CONTRIBUTIONS	150,000
MEMBERS' WITHDRAWALS	(2,165,399)
MEMBERS' CAPITAL, DECEMBER 31, 2005	**$ 8,265,140**

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF CHANGES IN
SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2005

SUBORDINATED BORROWING at January 1, 2005	
Issuance of subordinated note	$ 7,250,000
Payment of subordinated note	(7,250,000)
SUBORDINATED BORROWING at December 31, 2005	**$ -0-**

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 5,153,687
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	70,535
Deferred rent	54,467
Increase (decrease) in cash flows from	
Due from clearing broker	(1,409,668)
Security deposit with clearing broker	(250,000)
Receivables from customers	(487,461)
Securities owned	(24,168)
Other assets	(197,331)
Accounts payable and accrued expenses	485,792
Securities sold not yet purchased, at market value	613,068
Income taxes payable	72,515
NET CASH PROVIDED BY OPERATING ACTIVITIES	**4,081,436**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment and leasehold improvements	(225,334)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' contributions	150,000
Members' withdrawals	(2,165,399)
NET CASH USED IN FINANCING ACTIVITIES	**(2,015,399)**
NET INCREASE IN CASH	**1,840,703**
CASH – beginning of year	**1,754,054**
CASH – end of year	**$ 3,594,757**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for income taxes	$ 157,555
Cash paid for interest	$ 51,722

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose & Company, LLC (the "Company") is a Delaware limited liability company owned by DR BD Holdings, LLC and REDS Management, LLC. The Company acts as an introducing broker for which it earns commissions and enters into proprietary security transactions for its own account. All transactions for customers and proprietary trading are cleared through and carried by a New York Stock Exchange and a National Association of Securities Dealers, Inc. ("NASD") member firm on a fully disclosed basis. The Company is also an investment banking firm and earns fees from underwriting and financial advisory services. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASD. The Company headquarters are located in New York City, New York, with additional offices in Houston, Texas and San Francisco, California.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Sales of securities and related revenue and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at their quoted market prices and the resulting unrealized gains and losses are reflected in trading on the statement of income and changes in members' capital based on the last price on the securities exchanges on which they trade.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Furniture and Equipment

Furniture and equipment were stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets of three to five years. Leasehold improvements are amortized over the estimated useful lives of the assets or the life of the lease, whichever is less.

Goodwill

Goodwill represents the excess of the cost of the business acquired over the fair market value of identifiable net assets at the date of acquisition. Goodwill is not amortized but is reviewed annually for impairment. If, based on these reviews, the related assets are found to be impaired, their carrying value will be adjusted through a charge to earnings.

Rent

Minimum rents are being recognized on the straight-line method over the terms of the respective lease.

Commissions

Commissions earned as an introducing broker and the related expenses are recorded on a trade date basis as securities transactions occur.

Investment Banking and Advisory Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on settlement date, financial advisory fees as services are rendered and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

3. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts and money market funds, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

4. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by the clearing broker, Pershing LLC, (from January 2005 through July 2005 the clearing broker was Goldman Sachs Execution & Clearing, LP) pursuant to a fully disclosed clearance agreement. The clearing broker pays interest on credit balances.

At December 31, 2005, the due from clearing broker reflected on the statement of financial condition is cash held by the clearing broker. At December 31, 2005, securities owned at market value, which consisted of common stocks and warrants, are held by the clearing broker.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in these financial statements, to its clearing broker, which maintains the customer accounts and clears such transactions.

For transactions in which the Company, through its clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain a security deposit of $250,000 or such other amount that the clearing broker may require at a future date. At December 31, 2005, there were no amounts to be indemnified to the clearing broker for these transactions.

5. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stock	$180,878	$616,390
Warrants	26,832	
	$207,710	$616,390

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the company.

At December 31, 2005, these securities carried at estimate fair values consist of the following:

Equities	$460,000
Warrants	1,200
	$461,200

6. RECEIVABLES FROM CUSTOMERS

Receivables from customers primarily consist of $467,759 of underwriting fees from two deals.

7. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the financial instruments recognized in the statement of financial condition (including receivables and payables) approximate their carrying value, as such financial instruments are short-term in nature.

8. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and therefore is not subject to Federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City unincorporated business tax.

9. COMMITMENTS

Leases

The Company is committed under noncancellable office leases through June 30, 2008 which provide for minimum rent plus additional rents for operating expenses.

As of December 31, 2005, future minimum annual rent payments under office leases are as follows:

Years Ending December 31,	
2006	$342,449
2007	52,479
2008	26,239
	$421,167

For the year ended December 31, 2005, rent expense was $227,576.

10. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities and Exchange Commission ("SEC") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $100,000. At December 31, 2005, the Company had net capital of $6,644,193 which was $6,544,193 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.13 to 1.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

11. GUARANTEES

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees.

As described in Note 4, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

12. SUBSEQUENT EVENT

Subsequent to December 31, 2005, the members' withdrew $200,000 in capital.

SUPPLEMENTAL INFORMATION

DAHLMAN ROSE AND COMPANY, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Members' capital	$8,265,140
Subordinated loan	—
TOTAL CAPITAL AND SUBORDINATED LIABILITIES	**8,265,140**
NONALLOWABLE ASSETS	
Other assets	1,497,332
TOTAL NONALLOWABLE ASSETS	**1,497,332**
NET CAPITAL BEFORE HAIRCUTS	**6,767,808**
Haircuts on securities	123,615
NET CAPITAL	**$6,644,193**
Aggregate indebtedness – total liabilities per statement of financial condition	$ 848,541
Minimum net capital required (the greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Excess net capital	$6,544,193
Ratio of aggregate indebtedness to net capital	0.13 to 1

There were no material differences between the audited computation of net capital above and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

See notes to financial statements

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities Exchange Commission under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See notes to financial statements

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

Elliot
Horowitz &
Company, LLP

Certified Public
Accountants
675 Third Avenue
New York, New York 10017
Telephone 212/972-7500
Fax 212/972-7050

February 10, 2006

To the Members of
Dahlman Rose & Company, LLC
New York, New York

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental information of Dahlman Rose & Company, LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Elliot Horowitz & Company, LLP